Exhibit 99.1

Ozon Submits Application to U.S. Sanctions Authorities for its $750 Million Senior Unsecured Convertible Bonds due 2026

October 7, 2022 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (the “Bonds”) issued by the Company with ISIN: XS2304902443.

As disclosed in the Company’s press release dated September 23, 2022 (the “Announcement”), it was announced, among other things, that: (i) the Company and an ad hoc group of holders of the Bonds (the “Ad Hoc Group”) successfully reached agreement with respect to the terms of the restructuring of the Bonds (the “Restructuring”) and have entered into a certain lock-up agreement (together with the Russian lock-up agreement, the “Lock-Up Agreements”), (ii) a notice of a physical meeting of Bondholders (the “Meeting”) was given with the Meeting to be held on October 17, 2022 at 2.00 p.m. (London time) at the London offices of Cleary Gottlieb Steen & Hamilton LLP at 2 London Wall place, London, EC2Y 5 AU (the “Meeting Details”).

The U.S. sanctions authorities have since requested that a license (the “License”) application be filed in connection with the Restructuring under the U.S. sanctions laws and regulations and the Company and the Ad Hoc Group have agreed to submit an application for such a License (the “License Application”). The License Application was submitted on October 6, 2022. The Company requested in the License Application that the U.S. sanctions authorities issue the License as soon as possible.

If there is no timely response from the U.S. sanctions authorities, the Company will consider extending the Meeting Date and the Submission Deadline and will make a separate announcement in that respect.

The Company is requesting that a License be issued by the U.S. sanctions authorities to authorise U.S. persons, including (i) U.S. financial institutions, Bondholders, funds, fund managers, investment advisers, and subadvisers, (ii) U.S. intermediary banks, clearing systems, and trading systems involved in the administration of the Bonds or whose participation may be required in connection with the Restructuring, (iii) U.S. financial service providers, financial advisors, bond trustees, paying agents, registrars, other intermediaries, and third parties, (iv) U.S. legal service providers serving as counsel for the relevant parties, including, without limitation, Cleary Gottlieb Steen & Hamilton LLP and Akin Gump Strauss Hauer & Feld LLP, and (v) any other U.S. persons (for example, U.S. citizens working for non-U.S. person Bondholders) whose participation may be required in connection with the Restructuring, to engage in any and all transactions that are ordinarily incident and necessary to the Restructuring.

The Company and the Ad Hoc Group have further agreed to proceed with an application to obtain licenses and/or authorisations in connection with the Restructuring in each of the United Kingdom and Cyprus under the relevant sanctions laws and regulations. The relevant applications are intended to be submitted in the near term.

Further, pursuant to the Lock Up Agreements and the definition of the Redemption Long Stop Date set out in the Memorandum, upon filing of the License Application, the Initial Redemption Long Stop Date shall be automatically extended. The Initial Redemption Long Stop Date shall, thus, be the later of (1) November 22, 2022; and (2) the date being the earlier of (a) 14 days after the latest responses from all relevant sanctions authorities, either granting the requested license(s) or authorisation(s) or confirming that no license or authorisation is required; (b) the date on which all relevant sanctions authorities issue decisions other than stated in (a); or (c) January 31, 2023.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon Fintech and other value-added services such as its quick commerce and online grocery solution Ozon.fresh. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This communication does not constitute an offer to sell or purchase or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to the senior unsecured bonds of Ozon Holdings PLC (the “Company”), convertible into American Depositary Shares of the Company (the “Bonds”) or any other securities of the Company.

The information contained in this press release does not constitute an offer of, or the solicitation of an offer to buy or subscribe for an offer to purchase or the solicitation of an offer to sell any security in the United States (except to QIBs) (including its territories and dependencies, any State of the United States and the District of Columbia) or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, South Africa, Canada or Japan. The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of Australia, South Africa, Canada or Japan, and the Bonds may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

The information contained in this press-release does not constitute an offer of securities to the public: (a) within the meaning of Article 2(d) of Regulation (EU) 2017/1129 in the EEA; or (b) within the meaning of Article 2(d) Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This information contained in this press release is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this press release is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The Bonds have not been and will not be registered or admitted to trading in Russia and are not intended for “placement”, “public placement”, “circulation” or “public circulation” in Russia (each as defined in Russian securities laws) by any means unless and to the extent otherwise permitted under Russian law. This information contained in this press release may not correspond to the risk profile of a particular investor, does not take into account one’s personal preferences and expectations on risk and/or profitability and does not constitute an individual investment recommendation for the purposes of Russian law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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